SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 3, 2003

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure:  A press release dated September 3, 2003 announcing the sale of
            Rhodia's industrial additives business to Kemira.

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                                [GRAPHIC OMITTED]
PRESS RELEASE

RHODIA SELLS ITS INDUSTRIAL ADDITIVES BUSINESS TO KEMIRA


Paris, September 3, 2003 - Rhodia announced today the sale of its industrial additives business for textile and paper based in Sausheim (Alsace), France, to the Finnish group Kemira. The transaction includes the plant at Sausheim, its employees and all of its assets. These industrial additives are mainly used in the textile, paper and polymerization markets in Europe, offering products and performance additives such as defoamers and textile sizing agents.

The industrial additives activity generated sales of 14 million euros in 2002. Industrial additives production is not a core technology for Rhodia's PPMC enterprise, which has withdrawn from the textile and paper markets and is focusing on the production of performance latex products and aliphatic isocyanates for paints, coatings and adhesives applications.

This divestment is in line with Rhodia's strategy to divest non-strategic assets that are inconsistent with a business model based on the cross-fertilization of technologies and the delivery of high value-added solutions to customers.

Rhodia PPMC (Performance Products for Multifunctional Coatings) offers a wide range of products, services and technologies (performance latex products, aliphatic isocyanates ...) for formulating industrial and architectural coatings and construction materials. These ranges of products are constantly being enhanced by the introduction of new innovative products meeting the dual requirement of the coatings producers: enhanced performance levels and environmental protection

Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 23,600 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


The Kemira Group operates in the chemicals industry, focusing on sectors demanding versatile chemical technology. Its total turnover in 2002 was
(euro)2.6 billion, and it employs 10300 people worldwide. Kemira is a leading global supplier of pulp and paper chemical as one of its core businesses and growth areas with a turnover of (euro)600 million.


Contacts

Press Relations

Jean-Christophe Huertas    +33 1 55 38 42 51

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Lucia Dumas                +33 1 55 38 45 48

Investor Relations

Fabrizio Olivares          +33 1 55 38 41 26


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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: September 3, 2003                     RHODIA

                                        By:   /s/ PIERRE PROT
                                              -----------------------
                                        Name: Pierre PROT
                                        Title: Chief Financial Officer

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